Exhibit 99.1

Company announcement – No. 22 / 2022

Zealand Pharma Announces Positive Results from Phase 3 Trial of Dasiglucagon in Pediatric Patients with Congenital Hyperinsulinism (CHI)

•	Dasiglucagon met the primary endpoint with statistical significance - reducing the requirement for intravenous glucose by 55% compared to placebo in this pediatric patient population (ages 7 days to 12 months) when compared to placebo

•	Dasiglucagon treatment was assessed as well-tolerated in this study and 11 out of 12 patients continuing into the long-term safety extension study

•	These data, together with data from a previously reported Phase 3 study in older children with CHI, are expected to form the basis of a new drug application (NDA) for dasiglucagon treatment in the management of CHI, with the US Food and Drug Administration. Submission is anticipated by end of 2022

Copenhagen, DK and Boston, MA, U.S. May 19, 2022 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced positive top line results from its second Phase 3 clinical trial of dasiglucagon in pediatric patients with congenital hyperinsulinism (CHI). The Phase 3 program for dasiglucagon constitutes the largest clinical development program ever conducted in CHI.

In this global trial of 12 children with CHI (ranging in age from 7 days to 12 months) dasiglucagon met the primary endpoint of the trial by demonstrating a statistically significant difference between treatment arms. Baseline intravenous glucose infusion rate (IV GIR) was 15.7 mg/kg/min. Dasiglucagon treatment resulted in a significant reduction in the mean IV GIR versus placebo as measured during the last 12 hours of each treatment period (4.3 mg/kg/min for Dasiglucagon and 9.4 mg/kg/min for placebo with a treatment difference of 5.2 mg/kg/min; p=0.0037). Dasiglucagon was assessed as well tolerated in the trial with an overall safety profile consistent with that reported in the previous Phase 3 trial of older children with CHI (ages 3 months to 12 years).

In total, 42 of 44 participants enrolled across the dasiglucagon CHI phase 3 clinical programs continued into the ongoing safety extension trial.

Based on the trial’s results, Zealand Pharma will engage with the U.S. Food and Drug Administration to discuss the submission of a New Drug Application for marketing approval. Dasiglucagon has the potential to become the first medicine developed specifically for this debilitating, ultra-rare disease in over 3 decades

“We are extremely pleased with the topline results from our second Phase 3 study of dasiglucagon for the treatment of infants with CHI. CHI is a serious ultra-rare condition with a significant unmet medical need which places a tremendous burden on both patients and families,” said Adam Steensberg, President and Chief Executive Officer, Zealand Pharma. “We believe the outcome of this trial supports the potential of dasiglucagon as a novel treatment for those living with CHI. We look forward to engaging with the U.S. FDA and moving forward with our New Drug Application.”

About the study

The Phase 3 trial (17103) is a pivotal, double blind and placebo controlled randomized trial designed to investigate the potential for chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI. The primary objective of the trial is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of dangerous low blood glucose and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. This Phase 3 study is the last in the program which constitute the largest clinical development program ever conducted in CHI (clinicaltrials.gov: NCT04172441).

The FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. Data from the first Phase 3 trial in the program, trial 17109, were reported in December 2020. This trial evaluated children aged 3 months to 12 years old with more than three hypoglycemic events per week despite previous near-total pancreatectomy and/or maximum medical therapy. Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by the primary endpoint, intermittent self-measured plasma glucose. However, hypoglycemia was reduced by 40–50% with dasiglucagon as compared to SOC alone when assessed by blinded continuous glucose monitoring. Dasiglucagon treatment was assessed to be well tolerated in the study and 31 out of 32 patients continued into the long-term extension study.

About CHI

CHI is a rare pediatric disease that affects mainly newborns, infants and toddlers. Due to a genetic defect in the insulin producing cells, these children have increased insulin levels, resulting in persistent and recurrent hypoglycemia throughout childhood. Current treatment options are limited, complex and may be insufficient to adequately control hypoglycemia.

About Dasiglucagon

Invented by Zealand Pharma, dasiglucagon is a glucagon analog that is stable in aqueous solution and is thus suitable for chronic pump use. In 2017, both the U.S. Food and Drug Administration (FDA) and the European Commission granted orphan drug designation for dasiglucagon for the treatment of CHI. In 2021 Zealand initiated a collaborating with DEKA on utilizing their continuous infusion pump for the potential treatment of CHI with dasiglucagon. Under the terms of this agreement Zealand is responsible for distribution and commercialization of the drug-device combination.

# # #

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark and for more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statements

This press release contains “forward-looking statements”, as that terms is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labelling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com